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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34261

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2020** AND ENDING **12/31/2020**

_____MM/DD/YY_____ _____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Excel Securities & Associates, Inc**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Canal View Blvd Suite 204

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

Rochester	**NY**	**14623**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Lanzisera

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davie Kaplan, CPA, P. C

(Name – *if individual, state last, first, middle name*)

1000 First Federal Plaza	**Rochester**	**NY**	**14614**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Lanzisera _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Excel Securities & Associates, Inc _____ , as

of December 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President & CEO

Title

Notary Public

CHRISTINE LANZISERA
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01LA6133849
Qualified in Monroe County
Commission Expires September 19, 2021

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DAVIE KAPLAN
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Excel Securities & Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Excel Securities & Associates, Inc. as of December 31, 2020, and the related notes to the financial statement (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Excel Securities & Associates, Inc. as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Excel Securities & Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Excel Securities & Associates, Inc.'s financial statement. The Computation of Net Capital is the responsibility of the entity's management. Our audit procedures included determining whether the Computation of Net Capital reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital. In forming our opinion on the Computation of Net Capital, we evaluated whether the Computation of Net Capital, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statement as a whole.

Davie Kaplan, CPA, P.C.

We have served as Excel Securities & Associates, Inc.'s auditor since 2009.

Rochester, New York

February 18, 2021

EXCEL SECURITIES & ASSOCIATES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2020

EXCEL SECURITIES & ASSOCIATES, INC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

Current Assets:	
Cash and Cash Equivalents	$786,452
Commissions Receivable	60,000
Prepaid Income Taxes	7,315
	853,767
Securities Owned (At Market Value):	
Marketable Securities	159,376
Property and Equipment:	
Furniture and Office Equipment	569,723
Less: Accumulated Depreciation	534,035
	35,688
Other Assets:	
Shareholder Loan	26,000
Right of Use Asset - Operating Lease	488,332
Deferred Tax Asset	4,511
	518,843
Total Assets	**$1,567,674**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Notes Payable	$25,000
Current Portion Operating lease	23,337
Accounts Payable	20,080
Accrued Expenses	213,769
	282,186
Non Current Liabilities:	
Operating Lease Liability, Net of Current Portion	488,948
Total Liabilities	771,134
Stockholders' Equity:	
Capital Stock	105,823
Paid in Capital	91,600
Retained Earnings	599,117
Total Equity	796,540
Total Liabilities and Stockholders' Equity	**$1,567,674**

The accompanying notes to the financial statements are an integral part of this statement

EXCEL SECURITIES & ASSOCIATES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020

1. SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Excel Securities (the Company) was formed as a sole proprietorship by Mr. Joseph Lanzisera in November 1985. In January 1998 the business was incorporated as Excel Securities & Associates, Inc. The Company is a registered broker dealer and registered investment advisor with the SEC, catering to individual Investors, investment managers and advisory professionals. The Company is a member of the FINRA and SIPC.

The following is a brief description of the accounting policies employed by Excel Securities & Associates, Inc.

The financial statements and books are kept on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is derived from commissions received from security transactions made on behalf of customers with security firms and various mutual funds. Our revenue is generated from executing security transactions made on behalf of customers. Generally, our performance obligation begins when we receive trade instructions and is satisfied upon execution of the trade, and revenue is recognized on a point in time basis. Commission revenue (12b-1 fees) is also received for account supervision, which is recognized over time.

The following is a breakdown of commissions recognized on a point in time basis, and commissions recognized over time:
- a. Commissions recognized on a point in time basis = $1,094,627
- b. Commissions revenue(12b-1) recognized over time = $ 517,030
    Total Commissions as on Statement of Operations = $1,611,657

1. SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION (Continued)

Revenue is also derived from account supervision and from advisory and administration fees, which is recognized over time.

The Company does not carry customers' accounts, nor holds securities for customers.

Income Taxes

Deferred taxes or tax benefits are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. The Company evaluates income tax positions for uncertainty to determine any tax positions that may not be fully sustained upon examination by taxing authorities. Management has determined that the Company has no uncertain tax positions.

The Company utilizes Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, "Income Taxes". Under this accounting method, income taxes are provided for the tax effects of transactions reported in the financial statements. They consist of taxes currently due plus deferred taxes related primarily to accelerated tax deprecation and unrealized gain or loss from securities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Cash

The cash balances are held in one commercial bank and in interest bearing accounts with one security firm which includes a required reserve of $250,000.

For purposes of the statement of cash flows, the Company considers all highly liquid investments, with maturities of three months or less, to be cash equivalents.

Property and Equipment

Furniture and office equipment is stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred, and replacements of significant items are capitalized. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets which range from five to sixteen years.

Advertising

Advertising costs are charged to operations when incurred.

1. SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION (Continued)

Concentration of Credit Risk

The Company maintains deposits at financial institutions which may, at times, exceed the federally insured amount.

Management's Review of Subsequent Events

The Company evaluates events occurring between the end of the most recent calendar year and February 18, 2021, the date the financial statements were available to be issued.

Management's Review of Marketable Securities

Certain securities held by the Company are carried at market value and gain or losses from the securities are reported on a mark-to-market basis.

The Company adopted FASB ASC Topic 820, "Fair Value Measurements and Disclosures", as it applies to Financial assets and liabilities on January 1, 2008. FASB ASC Topic 820 includes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices for similar assets in market active, inputs other than quoted prices that are observable and market corroborated inputs which are derived principally from or corroborated by observable market date.

Level 3: Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

2. COMMITEMENT AND CONTINGENCIES

Operating Lease

Effective January 1, 2019, the Company adopted FASB 2016-02 and 2018-11 and has

2. COMMITEMENT AND CONTINGENCIES CONTINUED

Operating Lease continued

accordingly recognized a right-of-use asset and a lease liability for the operating lease on its balance sheet.

The Company utilized 3% as it's incremental borrowing rate to discount the lease payments.

The Company leases its office space under a month to month lease arrangement with a current monthly lease payment of $2,953. Included in the lease agreement is a rent schedule as outlined below. The Company is responsible for common area maintenance and charges and real estate taxes. Rent Schedule is as follows:

YEAR	Annual Amount	Monthly Amount
4/4/19 - 3/31/21	$35,440	$2,953.33
4/1/21 - 3/31/26	$38,984	$3,248.67
4/1/26 - 3/31/31	$42,528	$3,544.00
4/1/31 - 3/31/36	$46,072	$3,839.33

The future payments due under operating lease as of December 31, 2020 is as follows:

2021	$38,394
2022	38,984
2023	38,984
2024	38,984
Thereafter	488,481
	643,827
Less effects of discounting	(131,542)
Lease liability recognized	$ 512,285

3. INCOME TAXES

Deferred income taxes consisted of the following:

Deferred Tax Asset	$ 4,511
Deferred Tax Liability	-
	$ 4,511

3. INCOME TAXES CONTINUED

Income taxes are comprised of the following:

Current:

Federal	-
State	$ 1,500
Total	$ 1,500

Deferred:

Federal	$ 5,392
State	1,785
	$ 7,177
Net	$ 8,677

Difference in statutory rates is due to permanent differences.

The Company is subject to US federal income tax as well as income tax in the state of New York. Returns filed in these jurisdictions for tax years ended on or after December 31, 2017 are subject to examination by authorities.

4. RELATED PARTY TRANSACTIONS

The Company has an interest free cash loan of $26,000 with a shareholder.

5. COMMON STOCK

The Company has 1,000 shares of Class A voting stock authorized, issued and outstanding. The Company also has 1,000 shares of Class B nonvoting stock with 990 shares issued and 10 outstanding.

6. NOTE PAYABLE

The Company has a note payable in the amount of $25,000 to one of its independent representatives. The note payable is secured by $25,000 of the required reserve at a security firm.

7. CARES ACT

In March, 2020, President Trump signed the Coronavirus Aid, Relief, and Economic Security (CARES) Act into law. Included in the CARES Act was the Paycheck Protection Program (PPP). The PPP was authorized to distribute $349 billion in loans to eligible small businesses towards job retention and other qualified expenses. Eligible businesses may receive a loan that amounts to 2.5 times the average monthly payroll cost. The Company applied for, and was approved for a loan of $201,427 from the PPP program on May 1, 2020.

The loaned funds may be completely forgiven if at least 60% of the loan is spent on payroll costs, and not more than 40% of the loan is spent on rent, utilities, and other qualified expenses within 8 weeks or 24 weeks of receipt of the loan. Reduction in workforce measured by either full time equivalents or compensation by employee may reduce forgiveness. The forgiveness income is non-taxable. The amount of the loan not forgiven shall be paid back over a period of five years at 1% interest.

The Company substantially met all PPP loan program conditions and was in the process of applying for forgiveness from their lender at year end. As such, the proceeds from the PPP loan were recognized as Tax Exempt Income in the Company's statement of operations and retained earnings for the year ended December 31, 2020.

8. ADVERTISING EXPENSE

Advertising expense for the year ended December 31, 2020 was $14,647.

9. MARKETABLE SECURITIES

The Company's level 1 assets measured at fair value on a recurring basis as of December 31, 2020, respectively, consisted of:

Common Stocks, ETF's and Closed End Funds $159,376

10. NET CAPITAL REQUIREMENTS

The Company is subject to SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. On December 31, 2020 the Company's net capital amounted to approximately $695,354 which was excess of its required net capital of $50,000. At December 31, 2020 the Company's ratio of aggregate indebtedness to net capital was .37 to 1.00.

11. RETIREMENT PLAN

The Company established, effective January 1, 2020, a 401(K) safe harbor plan covering all full time employees. Eligible participants can elect to contribute to the plan in accordance with Internal Revenue Code contributions limits. The safe harbor plan includes the employee's contribution plus a Company matching contribution equal to 100% on the first 3% of the deferral and 50% of the next 2% of deferral. The Company's contribution to the plan totaled $40,495.42 for the year ended December 31, 2020.

12. ECONOMIC CONDITIONS

The World Health Organization declared the coronavirus (COVID-19) to be a public health emergency on January 30, 2020. On March 13, President Trump declared a national emergency in the United States. Management is evaluating the impact of the coronavirus on operations daily. This evaluation includes the direct effect on internal operations as well as potential changes on demand for products/services, the effect on supply chains, service providers, and business partners. As of the report date, the impact on operations and financial results cannot be determined.

13. LOSS -CLIENT REIMBURSEMENT

The Company became aware that two customers' (Husband & Wife) accounts had been the victim of an elaborate fraud. The criminal has apparently compromised the customer e-mail account and has stolen information that allowed them to deceive the Company into making multiple ACH distributions to a JP Morgan Chase account. There were 6 distributions from 4 different accounts totaling $354,000 made from 8-7-2020 thru 12-2-2020.

The Company became suspicious on 12-4-2020, when we contacted the client and spoke to them, confirming that there had been fraudulent activity. We advised the client to close their e-mail, file a report with JP Morgan Chase, and to check all other financial accounts. In addition, on 12-4-2020 the Company filed a report with JP Morgan Chase's fraud department (Reference # 201204-08066) and reported the incident to Pershing (our account executive) who reported it to their fraud department.

At the client's request, the Company agreed to reimburse the client's accounts with the amounts, (totaling $354,000) that were fraudulently distributed.

EXCEL SECURITIES & ASSOCIATES, INC.

OTHER INFORMATION

December 31, 2020

Computation for determination of reserve requirements

The Company operates under the exemptive provisions of paragraph (K)(2)(ii) of SEC Rule 15c3-3

Information relating to possession or control requirements.

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not

Maintain possession or control of any customer funds or securities as of December 31, 2020.

EXCEL SECURITIES & ASSOCIATES, INC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2020

Stockholders' equity	$796,540
Subordinated notes payable	-
	796,540
Non allowable assets	
Deposit Account	3,766
Prepaid Expenses	-
Net Property and Equipment	35,688
Shareholder Loan Receivable	26,000
Prepaid Income Taxes	7,315
Deferred Tax asset	4,511
	77,280
Net capital before haircuts on security positions	719,260
Haircuts on proprietary security positions	23,906
Net Capital	695,354
Minimum net capital requirements	50,000
Excess net capital	$645,354
Ratio of aggregate indebtedness to net capital	.37 to 1

Minimum net capital requirements

Aggregate indebtedness	$258,849
6-2/3% of aggregate indebtedness	$17,255
Statutory minimum net capital requirement	$50,000
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or statutory minimum)	$50,000

Reconciliation of net capital
    The above computation of net capital pursuant to SEC Rule 15c3-1
    does not materially differ from the computation as of December 31, 2020,
    included in the Company's unaudited Form X17a-5, Part IIA.

The accompanying notes to the financial statements are an integral part of this statement



DAVIE ||| KAPLAN
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Excel Securities & Associates, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Excel Securities & Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Excel Securities & Associates, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(K)(2)(ii) (the "exemptive provisions") and (2) Excel Securities & Associates, Inc. stated that Excel Securities & Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Excel Securities & Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Excel Securities & Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Davie Kaplan, CPA, P.C.

Rochester, New York

February 18, 2021

Excel Securities & Associates, Inc. Exemption Report

Excel Securities & Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Excel Securities & Associates, Inc.

I, Joseph Lamiscora, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President & CEO

February 18, 2021



DAVIE ||| KAPLAN
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES
RELATED TO GENERAL ASSESSMENT RECONCILIATION (FORM SIPC - 7)

To the Board of Directors and Stockholders
Excel Securities & Associates, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Excel Securities & Associates, Inc. (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed no noting differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Davie Kaplan, CPA, P.C.

Rochester, New York

February 18, 2021